LAW OFFICES OF
              CLINE, WILLIAMS, WRIGHT, JOHNSON & OLDFATHER, L.L.P.


                             1900 U.S. BANK BUILDING
                              233 SOUTH 13TH STREET
                          LINCOLN, NEBRASKA 68508-2095
                                 (402) 474-6900
                               FAX (402) 474-5393
                              www.clinewilliams.com



                                 June 15, 2006



VIA FACSIMILE AND ELECTRONIC TRANSMISSION - FAX NUMBER 202-772-9205

Securities and Exchange Commission
Attn: Michele M. Anderson, Legal Branch Chief
Washington, D.C. 20549

        Re:    NEDAK Ethanol, LLC
               Form SB-2 Registration Statement
               File No. 333-130343

Dear Ms. Anderson:

        Attached to the electronic version of this letter is the data constituting Pre-Effective Amendment No. 4 to the above-captioned Registration Statement. As you are aware, we have filed a request for acceleration seeking effectiveness today, Thursday, June 15, 2006. We wish to advise you that the Amendment filed herewith includes the following information:

        1. We have made all the changes reflected in my letter to you of Tuesday, June 13, 2006.

        2. In addition, based on our discussions with the accounting staff yesterday, we have done the following:

               o Changed the dilution numbers on our page 7 of the Prospectus.

               o Changed the capitalization table to reflect the assumed value of $10,000 per Unit for the 28 Units issued in May 2006.

               o Amended the narrative and tabular information under Dilution to reflect and clarify that the assumed value of $10,000 per Unit for the 28 Units issued in May is excluded from the dilution calculation because it is an intangible.

               o      Amended Note 8 to the December financial statements and
                      Note 5 to the March 31 financial statements to reflect an assumed value of $10,000 per Unit for the Units issued in May 2006.

        We would still like to become effective as early as possible today. Please feel free to call me at any time if there are any further questions, or to advise of effectiveness.

                                   Very truly yours,

                                  /s/ Donald F. Burt

                                  Donald F. Burt
                                  FOR THE FIRM

Fax/Electronic Enclosures